Exhibit 10.1

Amended 2005 compensation information for Michael H. Madison, David M. Eppler and Dilek Samil:

Name and Principal Position	2005 Base Salary	2005 AIP Target	2005-2007 LTIP Cycle (1)		
			Number of Threshold Shares	Number of Target Shares	Number of Maximum Shares
Michael H. Madison - President and Chief Executive Officer	$359,808 (2)	65%	2,477	8,255	16,510
David M. Eppler - Former President and Chief Executive Officer	$228,846 (3)	65%	4,784	15,946	31,892
Dilek Samil - President and Chief Operating Officer (Cleco Power LLC)	$280,385 (4)	50%	2,019	6,729	13,458

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[1] Additional grants of 4,450 and 825 shares of time-based restricted stock were made to Mr. Madison and Ms. Samil, respectively, in connection with their appointments to their new positions.

[2] Estimated total base salary for 2005. Mr. Madison's annualized base salary prior to January 29, 2005 was $285,000; from January 29 through May 4, 2005 was $300,000; and from and after May 5, 2005 is $400,000.

[3] Base Salary paid until Mr. Eppler's retirement effective July 1, 2005. Mr. Eppler's annualized base salary for 2005 was $425,000.

[4] Estimated total base salary for 2005. Ms. Samil's annualized base salary prior to January 29, 2005 was $245,000; from January 29 through May 4, 2005 was $269,000; and from and after May 5, 2005 is $292,000.

Upon his retirement Mr. Eppler will also receive a $50,000 lump sump payment for his significant contributions to Cleco. Mr. Eppler will also receive a pro rata payout of target and opportunity shares of LTIP performance cycles ending December 31, 2005, 2006 and 2007, which will result in the award of 3,773 additional shares over those currently awarded to him under these performance cycles. Mr. Eppler's gross SERP benefit will be approximately $26,000 per month and will be reduced by any pension benefits payable. The LTIP payout and the SERP monthly benefit are calculated as of July 1, 2005.